NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF LPBP INC.

Date:	April 11, 2008	Business of the Annual Meeting of Shareholders:

(a) to receive the Financial Statements of the Company for the year ended October 31, 2007, together with the Auditors’ Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(d) to transact any other business that may properly come before the Meeting.

By Order of the Board,

/s/ Peter E. Brent

Peter E. Brent
Corporate Secretary

January 31, 2008

Time:	10:00 a.m. (Eastern Standard Time)

Place:	Marriott Courtyard, 231 Carlingview Drive Toronto, ON M9W 5E8

The Management and Board of LPBP urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting.  If you cannot be present to vote in person, please vote by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope, postage prepaid.